TAP SYSTEMS INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2023 and 2022

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 9, 2024

To: Board of Directors, TAP SYSTEMS Inc.
Attn: Dovid Schick
Re: 2022-2021 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has recurring losses from operations and has projected future working capital requirements in excess of existing cash reserves. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 24, 2023

TAP SYSTEMS INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 328,157	$ 417,532
Inventory	535,550	213,247
Prepaid expenses and other current assets	41,480	63,468
Total current assets	905,187	694,247
Fixed assets, net of accumulated depreciation	125,226	46,702
Total Assets	$ 1,030,413	$ 740,949
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 270,593	$ 114,832
Credit cards payable	52,713	37,230
Sales tax payable	4,658	3,255
Deferred revenue	0	109,222
Accrued expenses and other current liabilities	303,419	230,513
Total current liabilities	631,383	495,052
Convertible loans payable	875,000	5,185,000
Line of credit payable	0	90,000
Interest payable	10,273	41,880
Shareholder loans and interest payable	7,193,642	0
SBA loans payable	500,000	496,505
Total Liabilities	9,210,298	6,308,437
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 16,401,857 and 15,217,458 shares outstanding as of December 31, 2023 and 2022), net of offering costs	10,375,380	10,373,755
Accumulated currency translation adjustment	(194,274)	(147,901)
Retained deficit	(18,360,991)	(15,793,342)
Total Stockholders' Equity	(8,179,885)	(5,567,488)
Total Liabilities and Stockholders' Equity	$ 1,030,413	$ 740,949

TAP SYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Revenues	$ 534,204	$ 356,522
Cost of revenues	399,233	115,830
Gross profit	134,971	240,692
Operating expenses		
General and administrative	241,029	198,587
Research and development	1,425,405	1,556,466
Selling and marketing	445,097	498,611
Total operating expenses	2,111,531	2,253,664
Net Operating Loss	(1,976,560)	(2,012,972)
Interest income (expense), net of interest income	(652,615)	(27,273)
Depreciation (expense)	(14,155)	(12,084)
Grant and other income (expense)	100,950	279,590
(Provision) benefit for income taxes	(25,269)	(16,122)
Net Loss	$ (2,567,649)	$ (1,788,861)
Currency translation adjustment	(46,373)	(90,991)
Comprehensive loss	$ (2,614,022)	$ (1,879,852)

TAP SYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Cumulative currency translation adjustment	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2022	**16,401,857**	**$ 7,970,451**	**$ (56,910)**	**$ (14,004,481)**	**$ (6,090,940)**
Issuance of common stock, net of offering costs	1,495,307	2,403,304			2,403,304
Period translation adjustment			(90,991)		(90,991)
Net loss				(1,788,861)	(1,788,861)
Balance as of December 31, 2022	**17,897,164**	**$ 10,373,755**	**$ (147,901)**	**$ (15,793,342)**	**$ (5,567,488)**
Issuance of common stock, net of offering costs		1,625			1,625
Period translation adjustment			(46,373)		(46,373)
Net loss				(2,567,649)	(2,567,649)
Balance as of December 31, 2023	**17,897,164**	**$ 10,375,380**	**$ (194,274)**	**$ (18,360,991)**	**$ (8,179,885)**

TAP SYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

	2023	2022
Cash Flows from Operating Activities		
Net Loss	$ (2,567,649)	$ (1,788,861)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add currency translation adjustment	(46,373)	(90,991)
Add depreciation	37,070	19,302
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	(249)	0
(Increase) Decrease in inventory	(322,303)	33,605
(Increase) Decrease in prepaid expenses	22,237	(61,968)
Increase (Decrease) in accounts and credit cards payable	171,243	(199,456)
Increase (Decrease) in all other current liabilities	(107,967)	32,431
Increase (Decrease) in interest payable	618,150)	22,703
Net cash used in operating activities	(2,195,841)	(2,033,235)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(115,594)	(38,040)
Net cash provided by investing activities	(115,594)	(38,040)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock, net of offering costs	1,625	2,403,304
Proceeds from issuance of convertible notes	835,000	(60,000)
Proceeds from / (repayment of) loans payable	1,385,435	(279,186)
Net cash provided by financing activities	2,222,060	2,064,118
Net change in cash and cash equivalents	(89,375)	(7,157)
Cash and cash equivalents at beginning of period	417,532	424,689
Cash and cash equivalents at end of period	$ 328,157	$ 417,532

TAP SYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR PERIODS ENDED DECEMBER 31, 2023 and 2022
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.

TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2023, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $328,157 and $417,532 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 as the company has $125,226 of net book value of assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2023 and 2022. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2023 and 2022 the Company recognized $534,204 and $356,522 in revenue, respectively.

In 2022, the Company received $109,222 in pre-orders for a new model of the Company’s product. The Company records the receipt of these funds as deferred revenue and will record sales as the orders are filled and the products are shipped. These items were shipped in 2023.

Costs of Goods Sold
The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2023 and 2022, the company had $249 and $0 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

	2023	2022
Beginning balance, net	46,702	27,964
Add: asset additions	115,594	38,040
Less: depreciation and amortization expense	(37,070)	(19,302)
Ending balance of long-lived assets, net	**$ 125,226**	**$ 46,702**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2023 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – OPERATING EXPENSES

The Company incurs operating expenses in the normal course of its business. The detail of those expenses for the calendar years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Research and development	$ 1,425,405	$ 1,556,466
Advertising and promotional	365,345	346,119
Legal and professional service	66,299	93,041
Selling expense	37,318	54,747
Payroll expenses	79,752	97,745
Bank charges	4,380	3,680
Travel	1,089	3,695
Dues & subscriptions	15,264	12,953
Office expenses	65,741	63,339
Insurance	18,542	15,067
Rent	8,103	1,620
Potential investment relationship	18,919	1,917
Taxes and licenses	1,831	3,275
Other	3,543	0
	$ 2,111,531	$ 2,253,664

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 17,897,164 and 17,897,164 as of December 31, 2023 and 2022, respectively.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 667,134 shares and options and warrants that can provide for the issuance of another 3,183,628 shares.

NOTE 7 – DEBT

The Company has several outstanding debt obligations: convertible notes totaling $875,000 and government-backed loans totaling $500,000.

The Company and Dovid Schick, its chief executive, entered into two loan and security agreements with effective dates as of April 30, 2016 and February 21, 2018, respectively, with the aggregate principal loan amount of approximately $6,590,000. Under the original terms of these agreements, the lender has the sole option for all or part of the unpaid principal of the loan to be converted into shares of common stock of the company with one dollar twenty-five cents ($1.25) per share. Additionally, for each share issued to Mr. Schick in a conversion, Mr. Schick also receives a warrant to purchase one share of common stock at $1.25 per share. If the lender elects not to convert the outstanding loan into shares, then the company will repay to the lender the full unconverted principal of the loan on or before the earlier of :(i) February 20, 2020; (ii) the date which is one(1) business day following the occurrence of any of the following : (a)the Borrower consolidates with or merges with or into another entity or person, (b) the company sells all or substantially all of its assets to another or person, (c) a majority of the company's equity securities are sold to another entity or person, or (d) an initial public offering of the company's common stock having gross proceeds of not less than $5,000,000; or (iii) the company's default in the performance of any of its obligations under this agreement. The convertible notes held by Mr. Schick do not bear interest. In November 2022, the conversion price was changed from $1.25 to $1.00 along with the cancelation of the warrants. The convertible loan maturity date was extended to March 2025. In December 2023, the terms of these loans were amended so as to extend the term of the Loans to December 31, 2029; to remove the anti-dilution protection granted to Borrower; to rescind the issuance of Warrants to Borrower; to make such Loans non-convertible; and to add a provision entitling Lender to receive Two Percent (2%) simple interest per annum.

In August 2021, the Company entered into a 24-month line of credit for $73,000 from Amazon Lending. The loan bears interest at 6.99 percent interest per annum. The company paid off the line credit in March 2022.

Additionally, in December 2022, the Company borrowed $90,000 against a line of credit with a 6.99 percent interest rate. The loan requires monthly payment of $1,785.94.

NOTE 8 – OTHER INCOME

On April 30, 2016, Ran Poliakine, entered into a convertible loan with the Company in the amount of $100,000 In January 2018, Sixeye Interactive, an Israeli company wholly owned by Mr. Poliakine filed a lawsuit against the Company, claiming, among other things, that the Company had breached certain contractual obligations, and claiming various monetary damages. The Company subsequently filed a counterclaim, alleging, among other things, that Sixeye had systematically overcharged the Company for

services rendered, and had caused substantial damage to the Company. On July 26th, 2002, the parties settled the matter with no monetary payments required and with no further obligations on the part of the Company to Mr. Poliakine. In connection with this settlement, the company canceled the convertible loans due to Mr. Poliakine, and recorded $100,000 in Other Income.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not subject to any pending or threatened litigation as of the balance sheet date.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 9, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.